EXHIBIT 99.1

Ero Confirms High-Grade Continuity and Extends Known Mineralization at Furnas with Significant New Step-Out Intercepts

VANCOUVER, British Columbia, June 10, 2026 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) is pleased to announce assay results on an additional 24,000 meters of exploration drilling performed subsequent to the Phase 1 program at the Furnas Copper-Gold Project ("Furnas" or the "Project"), located in the Carajás Mineral Province in Pará State, Brazil. The Company has completed over 75,000 meters of drilling through the end of May 2026, with assay results currently available for approximately 52,000 meters. There are ten drill rigs operating at the Project, and the deposit remains open to depth and along strike.

Assay results from the ongoing drill programs are highlighted by significant step-out drill results occurring along strike and to depth:

  FURN-DD-00357: 90 meters at 0.74% copper, 0.50 grams per tonne ("gpt") gold and 3.18 gpt silver (1.13% CuEq1), including 32 meters at 1.17% copper, 0.68 gpt gold and 5.40 gpt silver (1.70% CuEq1), a step-out hole in the SE zone, extending the known limits of mineralization by approximately 115 meters down-dip, demonstrating potential for additional high-grade extensions within the SE zone.
  FURN-DD-00354: 45 meters at 0.98% copper, 0.36 gpt gold and 1.72 gpt silver (1.25% CuEq1), including 20 meters at 1.78% copper, 0.25 gpt gold and 3.12 gpt silver (1.98% CuEq1), representing a high-grade step-out intercept in the SE zone approximately 80 meters beyond the limit of the inferred mineral resource.
  FURN-DD-00368: 41 meters at 0.94% copper, 0.44 gpt gold and 1.58 gpt silver (1.28% CuEq1), including 16 meters at 0.87% copper, 0.89 gpt gold and 1.52 gpt silver (1.53% CuEq1), drilled in the Central zone of the Project, approximately 220 meters down-dip of the inferred mineral resource estimate and more than 1.1 kilometers west of the high-grade resource of the SE zone, highlighting a new zone of exploration potential between the established SE and NW zones.

And by high-grade infill results within the primary SE and NW mineralized zones:

  FURN-DD-00340: 88 meters at 0.81% copper, 0.61 gpt gold and 3.75 gpt silver (1.29% CuEq1), including 27 meters at 1.25% copper, 0.77 gpt gold and 6.06 gpt silver (1.86% CuEq1), demonstrating high-grade continuity over significant thicknesses within the SE zone, supporting the ongoing resource conversion drill program.
  FURN-DD-00348: 65 meters at 0.65% copper, 0.42 gpt gold and 1.30 gpt silver (0.97% CuEq1), including 26 meters at 0.78% copper, 0.42 gpt gold and 1.30 gpt silver (1.18% CuEq1) and 12 meters at 0.67% copper, 0.65 gpt gold and 2.12 gpt silver (1.60% CuEq1), drilled at the northwestern edge of the NW zone mineral resource, supporting future resource growth potential. The hole also returned a shallower intercept of 15 meters at 2.97% copper and 11.81 gpt silver (3.05% CuEq1).

WORK PROGRAM HIGHLIGHTS

  Drilling continues to demonstrate high-grade continuity within the NW and SE zones and extend mineralization both to depth and strike adjacent to planned underground infrastructure of the Preliminary Economic Assessment ("PEA")2 mine plan. The most recent set of assay results include approximately 6,000 meters of infill drilling targeting conversion of inferred mineral resources to at least indicated mineral resources in support of future engineering studies.
  The Company remains on track to complete the three contractual drilling programs under the Furnas earn-in agreement by year-end, approximately 2 years ahead of the required schedule for the drilling milestones. Pursuant to the agreement, the Company will earn a 60% interest in the Project upon completion of these drill programs and prescribed engineering work programs.3
  In parallel, the Company is well-advanced across additional technical work streams including permitting, confirmatory metallurgical testwork, advanced geotechnical drilling, hydrogeological studies and ongoing environmental baseline studies in support of a Pre-Feasibility Study ("PFS") expected to be published in 2027.
  The Company expects to award the engineering contract for the PFS and Feasibility Study ("FS") in mid-2026.
  In addition, value-enhancement opportunities identified in the PEA continue to be evaluated, including magnetic separation of tailings to produce a high-grade magnetite (iron) concentrate and a gravity circuit to improve gold recoveries.

"Every drill result from Furnas reinforces the scale, quality and growth potential of the deposit," said Makko DeFilippo, President and Chief Executive Officer. "High-grade continuity within the SE and NW zones remains strong, and new step-out drilling in the Central zone, near planned infrastructure, highlights new opportunities to build upon an already compelling PEA mine plan.

"We are advancing Furnas on multiple fronts, with ten drill rigs operating on site and permitting, engineering and environmental workstreams progressing toward a PFS. Together with Vale Base Metals4, we remain focused on de-risking the Project and positioning Furnas as a cornerstone of Ero’s long-term organic growth strategy."

  Where applicable, copper equivalent ("CuEq") in this press release has been calculated using the following formula: Cu grade + ((Au grade × 0.03215 × US$2,500 gold price × 74.6% gold metallurgical recovery) + (Ag grade × 0.03215 × US$24.00 silver price × 71.0% silver metallurgical recovery)) / (0.01 × US$9,038.94/tonne copper price × 90.3% copper metallurgical recovery).
  For more information on the updated Furnas mineral resource estimate and inaugural PEA, please see the Company's press release dated February 23, 2026 and the 2026 Technical Report (as defined below).
  For more information on the Company's plans to earn a 60% interest in the Furnas Copper-Gold Project, please see its press releases dated October 30, 2023 and July 22, 2024.
  "Vale Base Metals" includes Vale Base Metals Limited and its subsidiaries.

Environmental Studies in Support of Project Permitting Advancing

Baseline environmental studies commenced in Q1 2024, building on historical environmental work conducted by Vale Base Metals ("VBM"). The Company plans to submit an application for a Preliminary License by year-end 2026, following the expected completion of an Environmental Impact Assessment and Environmental Impact Report ("EIA/RIMA"). Mining projects in Brazil require a three-phase licensing process, in parallel with the federal mining-title process administered by the National Mining Agency:

  Phase 1 – Preliminary License: Confirms environmental feasibility and approves the Project’s location and basic design concept, following review of the EIA/RIMA and applicable public consultation requirements.
  Phase 2 – Installation License: Authorizes construction and installation in accordance with approved engineering plans and environmental control programs, subject to compliance with Preliminary License conditions.
  Phase 3 – Operating License: Authorizes operations after construction is complete, required environmental controls are implemented and applicable environmental, mining and other regulatory conditions have been satisfied.

Key environmental authorizations secured to date at Furnas include vegetation clearance, wildlife management, a water use permit for exploration and additional water-take authorization.

Metallurgical Testwork Continues to Validate PEA Assumptions; Moving Forward with Evaluation of Value-Enhancement Opportunities

Metallurgical testwork completed since the publication of the PEA includes seven additional variability tests, 24 additional locked-cycle flotation tests, and a continuous mini pilot plant test. Results continue to support the proposed metallurgical process flowsheet outlined in the PEA and validate recoveries for copper, gold and silver as well as concentrate quality parameters. Additional pilot plant variability tests will be performed in H2 2026 in support of the PFS.

Additional testwork continues to show that magnetic separation of flotation tailings offers the potential to produce a high-grade magnetite concentrate while also reducing tailings mass, representing a significant value-enhancement opportunity for the Project in future studies.

Drill Results Continue to Demonstrate High-Grade Continuity and Extend Mineralization

Drill results in this update include approximately 24,000 meters of drilling comprised of 6,000 meters of infill drilling and approximately 18,000 meters of resource extension drilling. Infill drilling was designed to target upgrades of inferred mineral resources to higher-confidence categories, while resource expansion drilling focused on demonstrating extensions at depth and along strike, including opportunities within the under-explored Central zone between the well established NW and SE mineralized corridors.

ABOUT THE FURNAS COPPER-GOLD PROJECT

Furnas is an iron oxide copper-gold deposit located approximately 70 kilometers southeast of Vale Base Metal's Salobo Operations and approximately 190 kilometers northeast of Ero's Tucumã Operation. Covering an area of approximately 2,400 hectares, the Project sits within fifteen kilometers of extensive regional infrastructure, including paved roads, an industrial-scale cement plant, a power substation and Vale S.A.'s railroad loadout facility.

In July 2024, the Company signed a definitive earn-in agreement ("Agreement") with Salobo Metais S.A.5, to earn a 60% interest in the Project upon completion of several exploration, engineering and development milestones over a five-year period. In exchange for its 60% interest, Ero will solely fund a phased work program during the earn-in period and grant VBM up to an 11.0% "free carry" on future Project construction capital expenditures. For additional details on the key terms and execution of the Agreement, please refer to the Company's press releases dated October 30, 2023 and July 22, 2024.

The Company published a PEA on the Project on March 30, 2026 with an effective date of February 23, 2026, highlighting an initial 24-year mine life with LOM average annual production of 81 kt CuEq1 with average annual production of 108 kt CuEq1 over the first 15 years of mine life. The PEA is supported by an updated mineral resource estimate, with an effective date of November 30, 2025, that incorporates approximately 90,000 meters of historical drilling completed by Vale S.A. and Anglo American plc, together with 28,000 meters of Phase 1 drilling completed by the Company through July 2025.

For additional information on the PEA and the Project's mineral resource estimate, please see the Company's press release dated February 23, 2026 as well as the corresponding technical report titled “Preliminary Economic Assessment for the Furnas Project – Pará State, Brazil – NI 43-101 Technical Report”, dated March 30, 2026 with an effective date of February 23, 2026 (the "2026 Technical Report"), which is available under the Company's profile on SEDAR+ (www.sedarplus.com), on EDGAR (www.sec.gov) and on the Company's website (www.ero.com).

The PEA is preliminary in nature and includes inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

  Where applicable, copper equivalent ("CuEq") in this press release has been calculated using the following formula: Cu grade + ((Au grade × 0.03215 × US$2,500 gold price × 74.6% gold metallurgical recovery) + (Ag grade × 0.03215 × US$24.00 silver price × 71.0% silver metallurgical recovery)) / (0.01 × US$9,038.94/tonne copper price × 90.3% copper metallurgical recovery).
  Salobo Metais S.A., is a wholly owned subsidiary of Vale Base Metals Limited. Vale Base Metals Limited is 90% indirectly owned by Vale, and 10% indirectly owned by Manara Minerals Investment Company (Manara Minerals).

Figure 1: Furnas Geology Plan View Map, including drill collar locations. Rock types include:

Abbreviation	Rock Type

HCS	Calcic-sodic hydrothermal rock
GRA	Granite
DIO	Diorite
RCL HD	Chlorite-rich hydrothermal rock
GMF HD	Grunerite-garnet-magnetite hydrothermal rock
GMF HD-2	Grunerite-garnet-magnetite hydrothermal rock
XTA	Aluminous schist
RSL Host	Quartz-rich rock
GMF RSL	Magnetite-rich hydrothermally altered rock / Quartz-rich rock

Figure 2: Geologic cross section within the high-grade SE Zone of Furnas. Rock types include:

Abbreviation	Rock Type

HDM	Magnetite-rich hydrothermally altered rock
RSL Host	Quartz-rich rock
GMF RSL	Magnetite-rich hydrothermally altered rock / Quartz-rich rock
RCL HD	Chlorite-rich hydrothermal rock

Figure 3: Geologic cross section within the high-grade Central Zone of Furnas. Rock types include:

Abbreviation	Rock Type

HDM	Magnetite-rich hydrothermally altered rock
RSL Host	Quartz-rich rock
GMF RSL	Magnetite-rich hydrothermally altered rock / Quartz-rich rock
RCL HD	Chlorite-rich hydrothermal rock

Figure 4: Geologic cross section within the high-grade NW Zone of Furnas. Rock types include:

Abbreviation	Rock Type

GRA	Granite
HDCS	Calcic-sodic undifferentiated mafic rock
HDM	Magnetite-rich hydrothermally altered rock
RSL Host	Quartz-rich rock
GMF RSL	Magnetite-rich hydrothermally altered rock / Quartz-rich rock
RCL HD	Chlorite-rich hydrothermal rock

Figure 5: Furnas SE zone drill hole collars plotted in plan view of the PEA block model and planned mine infrastructure. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Figure 6: Furnas SE zone new drill hole collars plotted in long section view of the PEA block model and planned mine infrastructure. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Figure 7: Furnas NW zone drill hole collars plotted in plan view of the PEA block model and planned mine infrastructure. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Figure 8: Furnas NW zone new drill hole collars plotted in long section of the PEA block model and planned mine infrastructure. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

DRILL RESULTS - SOUTHEAST ZONE

Hole ID	From (m)	To (m)	Length (m)	Cu (%)	Au (g/t)	Ag (g/t)	CuEq (%)	% Cu Grade x Thickness

FURN-DD-00333	544	595	51	0.89	0.67	2.63	1.40	45.4
Incl	574	595	21	1.04	0.77	2.41	1.62	21.8
FURN-DD-00334	562	628	66	0.56	0.27	2.07	0.77	37.0
Incl	585	599	14	0.85	0.48	3.65	1.23	11.9
FURN-DD-00337	305	344	39	0.63	0.37	2.39	0.91	24.6
Incl	314	324	10	0.83	0.52	3.21	1.23	8.3
FURN-DD-00338	362	411	49	0.84	0.49	2.09	1.21	41.2
Incl	371	395	24	1.18	0.64	2.99	1.67	28.3
FURN-DD-00339	479	540	61	0.66	0.39	2.02	0.96	40.3
FURN-DD-00340	548	636	88	0.81	0.61	3.75	1.29	71.3
Incl	601	628	27	1.25	0.77	6.06	1.86	33.8
FURN-DD-00344	513	566	53	0.41	0.13	0.88	0.52	21.7
Incl	553	558	5	0.82	0.14	1.87	0.93	4.1
FURN-DD-00345	679	763	84	0.50	0.29	1.82	0.73	42.0
Incl	743	763	20	0.64	0.48	1.84	1.00	12.8
FURN-DD-00346	698	761	63	0.65	0.38	0.94	0.94	41.0
Incl	720	761	41	0.71	0.47	2.00	1.06	29.1
FURN-DD-00347	473	533	60	0.77	0.26	1.58	0.97	46.2
Incl	481	495	14	1.43	0.30	2.69	1.67	20.0
FURN-DD-00351	509	543	34	0.52	0.29	0.67	0.74	17.7
Incl	511	525	14	0.82	0.32	1.17	1.06	11.5
FURN-DD-00354	459	504	45	0.98	0.36	1.72	1.25	44.1
Incl	484	504	20	1.78	0.25	3.12	1.98	35.6
FURN-DD-00355	315	389	74	0.61	0.36	1.50	0.89	45.1
Incl	369	389	20	0.97	0.50	1.31	1.35	19.4
FURN-DD-00357	726	816	90	0.74	0.50	3.18	1.13	66.6
Incl	726	758	32	1.17	0.68	5.40	1.70	37.4
FURN-DD-00358	323	344	21	0.49	0.07	1.27	0.55	10.3
And	367	375	8	0.43	0.09	0.93	0.50	3.4
And	392	397	5	0.43	0.11	1.90	0.52	2.2
FURN-DD-00360	409	481	72	0.60	0.24	1.33	0.79	72.4
Incl	465	478	13	0.85	0.47	1.21	1.21	13.1
FURN-DD-00361	399	434	35	0.57	0.54	1.02	0.97	35.3
Incl	401	428	27	0.64	0.61	1.13	1.09	27.3
FURN-DD-00367	373	459	86	0.58	0.30	1.19	0.81	86.0
Incl	414	424	10	1.29	0.25	2.24	1.49	9.5
Incl	442	459	17	0.96	0.52	2.35	1.36	16.7
FURN-DD-00368	380	421	41	0.94	0.44	1.58	1.28	40.7
Incl	380	396	16	0.87	0.89	1.52	1.53	15.7
FURN-DD-00369	265	291	26	0.44	0.35	3.79	0.73	25.6
Incl	266	280	14	0.51	0.44	6.40	0.87	14.0
FURN-DD-00372	478	540	62	0.74	0.51	2.52	1.13	61.5
Incl	482	498	16	1.00	0.62	3.86	1.49	15.8
Incl	518	540	22	0.82	0.64	1.91	1.30	22.0

DRILL RESULTS - NORTHWEST ZONE

Hole ID	From (m)	To (m)	Length (m)	Cu (%)	Au (g/t)	Ag (g/t)	CuEq (%)	%Cu Grade x Thickness

FURN-DD-00317	420	440	20	0.29	0.50	0.44	0.66	5.8
And	481	547	66	0.64	0.26	1.52	0.83	42.2
Incl	493	515	22	0.99	0.17	1.18	1.12	21.8
FURN-DD-00332	569	650	81	0.43	0.29	0.90	0.64	34.8
Incl	593	637	44	0.55	0.32	1.20	0.80	24.2
FURN-DD-00335	94	197	103	0.48	0.14	0.69	0.59	49.4
Incl	113	133	20	0.63	0.24	0.88	0.81	12.6
FURN-DD-00336	462	545	83	0.58	0.38	1.23	0.87	48.1
Incl	465	473	8	1.49	0.43	2.50	1.82	11.9
FURN-DD-00341	400	520	120	0.56	0.25	1.89	0.76	67.2
Incl	484	508	24	0.80	0.65	3.54	1.32	19.2
FURN-DD-00342	423	540	117	0.63	0.13	1.40	0.74	73.7
Incl	431	461	30	0.96	0.11	1.40	1.05	28.8
Incl	471	490	19	0.95	0.44	2.24	1.29	18.1
FURN-DD-00343	392	469	77	0.52	0.26	0.83	0.71	40.0
Incl	400	429	29	0.60	0.31	0.91	0.83	17.4
Incl	455	469	14	0.60	0.35	1.04	0.86	8.4
FURN-DD-00348	458	523	65	0.65	0.42	1.30	0.97	42.3
Incl	458	484	26	0.78	0.42	1.30	1.18	20.3
Incl	511	523	12	0.67	0.65	2.12	1.60	8.0
And	103	118	15	2.97	0.00	11.81	3.05	44.6
FURN-DD-00350	452	496	44	0.64	0.48	1.72	1.00	27.8
Incl	462	486	24	0.76	0.64	2.15	1.25	18.2
FURN-DD-00352	234	299	65	0.58	0.62	0.63	1.04	37.7
Incl	234	274	40	0.73	0.55	0.66	1.14	29.2
And Incl	258	274	16	1.01	0.73	0.76	1.55	16.2
FURN-DD-00353	359	462	103	0.63	0.37	1.37	0.91	64.9
Incl	425	462	37	0.88	0.55	2.36	1.30	32.6
FURN-DD-00356	506	574	68	0.44	0.30	1.24	0.67	29.9
Incl	524	543	19	0.75	0.60	1.53	1.20	14.3
FURN-DD-00359	85	167	82	0.54	0.41	1.43	0.85	44.3
Incl	129	167	38	0.64	0.54	1.72	1.05	24.3
FURN-DD-00365	237	261	24	0.53	0.36	0.66	0.80	24.4
FURN-DD-00371	169	196	27	0.69	0.41	0.70	1.00	27.2
FURN-DD-00375	209	225	16	0.51	0.31	0.77	0.75	16.3
FURN-DD-00384	240	254	14	1.67	0.31	1.61	1.91	14.3

DRILL HOLE INFORMATION - SOUTHEAST ZONE

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Length (m)

FURN-DD-00333	612,555	9,346,228	313	200	60	627.7
FURN-DD-00334	612,516	9,346,315	324	200	60	703.9
FURN-DD-00337	612,459	9,346,016	333	200	60	417.0
FURN-DD-00338	612,480	9,346,085	311	200	60	438.8
FURN-DD-00339	612,609	9,346,139	313	200	60	600.6
FURN-DD-00340	612,179	9,346,705	322	200	60	717.2
FURN-DD-00344	611,789	9,346,776	350	200	60	689.1
FURN-DD-00345	612,567	9,346,456	306	200	60	845.7
FURN-DD-00346	612,657	9,346,376	295	200	60	818.9
FURN-DD-00347	611,668	9,346,757	381	200	60	602.1
FURN-DD-00351	611,788	9,346,776	350	200	50	625.0
FURN-DD-00354	611,668	9,346,757	381	200	50	588.3
FURN-DD-00355	610,494	9,347,052	380	200	60	507.1
FURN-DD-00357	612,527	9,346,582	292	200	60	867.8
FURN-DD-00358	610,292	9,347,078	404	200	60	435.1
FURN-DD-00360	611,706	9,346,682	361	200	60	551.5
FURN-DD-00361	611,021	9,347,117	410	200	60	623.8
FURN-DD-00367	611,706	9,346,682	361	200	50	587.6
FURN-DD-00368	610,224	9,347,214	359	200	60	483.9
FURN-DD-00369	611,037	9,346,770	424	200	60	388.8
FURN-DD-00372	612,452	9,346,235	329	200	60	582.2

DRILL HOLE INFORMATION - NORTHWEST ZONE

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Length (m)

FURN-DD-00317	607,745	9,348,265	245	200	60	597.6
FURN-DD-00332	607,813	9,348,417	209	200	60	723.3
FURN-DD-00335	607,549	9,347,973	263	200	60	434.5
FURN-DD-00336	607,818	9,348,230	248	200	60	580.5
FURN-DD-00341	607,652	9,348,261	240	200	60	576.3
FURN-DD-00342	607,605	9,348,317	233	200	60	602.2
FURN-DD-00343	607,748	9,348,192	252	200	60	547.6
FURN-DD-00348	607,884	9,348,216	232	200	60	709.4
FURN-DD-00350	608,071	9,348,112	250	200	55	550.7
FURN-DD-00352	608,087	9,347,754	374	200	65	440.6
FURN-DD-00353	608,010	9,348,056	249	200	55	533.5
FURN-DD-00356	608,068	9,348,210	244	200	60	665.1
FURN-DD-00359	608,516	9,347,436	469	200	60	323.5
FURN-DD-00365	609,021	9,347,367	430	200	60	307.2
FURN-DD-00371	609,188	9,347,085	519	200	60	284.3
FURN-DD-00375	609,033	9,347,269	460	200	60	275.1
FURN-DD-00384	609,269	9,347,250	452	200	60	339.9

NOTE ON NI 43-101 COMPLIANT TECHNICAL REPORT

The drill results disclosed in this press release are not incorporated in the mineral resource estimate underpinning 2026 Technical Report. The conversion of drill results presented in this press release into NI 43-101 compliant mineral resources or mineral reserves requires additional work and analysis that remains ongoing. Additional drilling and technical work are required to determine whether these results, including down-dip intercepts, will be included in an NI 43-101 technical report associated with the PFS.

QUALIFIED PERSON

Mr. Cid Gonçalves Monteiro Filho, SME RM (04317974), MAIG (No. 8444), FAusIMM (No. 329148) has reviewed, verified and approved the scientific and technical information contained in this press release. Mr. Monteiro is Manager, Resources & Reserves of the Company and is a "qualified person" within the meanings of NI 43-101.

QUALITY ASSURANCE & QUALITY CONTROL

Current QA/QC Program

At the Project, the Company is currently drilling with third-party contracted core drill rigs, operated by Major Drilling Group International Inc. and Drillgeo Geologia e Sondagem Ltda. – independent contractors engaged since October 2024. Drill core is logged, photographed, and split in half using a diamond core saw at the Company's core-logging and storage facilities. Half of the drill core is retained on site, and the other half is used for analysis, with samples collected at a minimum of 1.5 meters and a maximum of 2.5 meters, with an average length of 2.0 meters. Sampling commences at least 3.0 meters before the start of the mineralized zone and continues at least 3.0 meters beyond the limit of the mineralized zone. Samples are collected at the Company's logging facilities, and all sample preparation is performed at ALS Brasil Ltda.'s laboratory in Parauapebas (PA), Brazil, which is independent of the Company. Samples are analyzed by the certified laboratory of ALS Peru S.A., which is independent of the Company. Copper content is determined by four-acid digestion followed by ICP-MS analysis, while gold content is analyzed using fire assay with ICP-AES. When copper grades exceed 1%, Atomic Absorption Spectroscopy is used to determine them. All sample results from the Phase 1 drill program (28,000 meters, drilling completed through July 2025), the Phase 2 drill program (17,000 meters, drilling completed in Q4 2025) and the analytical results received to date from the Phase 3 drill program (approximately 30,000 meters, drilling completed in May 2026) have been monitored through a quality assurance and quality control ("QA/QC") program that includes adherence to the internal operational procedures and the insertion of certified standards, blanks and duplicates at a rate of three standards, one coarse blank, one fine blank, one field duplicate, one coarse duplicate, and one pulp duplicate for every 50 total samples, yielding a blended QC rate of approximately 16%.

QA/QC Validation

The QA/QC validation process undertaken for the Phase 1, Phase 2 and Phase 3 drill programs of the Project is consistent with the process set out in the 2026 Technical Report and in the previous NI 43-101 technical report with respect to Furnas, titled "Furnas Copper Project – Pará State, Brazil – NI 43-101 Mineral Resource Estimate Technical Report", dated November 18, 2024 with an effective date of June 30, 2024 (the "2024 Technical Report"), and is consistent with Ero's internal guidelines and best practices.

For details on the post-mortem QA/QC program performed by the Company on historic drilling completed by Vale S.A. and Anglo American plc, please refer to the Company's press release dated October 2, 2024 and to the 2024 Technical Report.

ABOUT ERO

Ero is a Brazil-focused, growth-oriented mining company with a diversified portfolio of copper and gold assets. Headquartered in Vancouver, B.C., the Company operates two copper mines – the Caraíba Operations in Bahia State and the Tucumã Operation in Pará State – as well as the Xavantina Operations, a producing gold mine in Mato Grosso State. In addition to its operating assets, Ero is advancing the Furnas Copper-Gold Project, located in the mineral-rich Carajás Province in Pará State, through a definitive earn-in agreement with Vale Base Metals to acquire a 60% interest in the project.

Ero’s operating philosophy is grounded in a commitment to safety, operational excellence, and the responsible production of minerals essential for a better tomorrow. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO.” Additional information, including technical reports on the Company’s operations and projects, is available on the Company’s website (www.ero.com), SEDAR+ (www.sedarplus.ca), and on EDGAR (www.sec.gov).

FOR MORE INFORMATION, PLEASE CONTACT

Farooq Hamed, VP, Investor Relations
info@ero.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company’s plans, prospects and business strategies and strategic vision and aspirations and their achievement and timing, statements with respect to the future drilling continuing to demonstrate continuity of high grade mineralization at depth, future expansion of the mineral resource estimate and the Project, the strategy and objectives of the Company's drill programs, Ero's ability to complete the required 45,000-meter Phase 3 drill program and engineering studies, Project permitting and licensing efforts, community and social engagement; the filing of technical reports in connection with a Pre- Feasibility Study or Feasibility Study and the timing thereof; Project studies and their ability to enhance the Project's value (including technical, environmental and social studies); the size and scale of the Furnas Project; the Company’s ability to comply with contractual and permitting or other regulatory and/or earn-in agreement requirements; the results of the Preliminary Economic Assessment, or Mineral Resource and Mineral Reserve estimations, and life of mine estimates; anticipated market prices of metals and currency exchange rates; anticipated exploration and development activities at Furnas; the anticipated project development and other plans and expectations with respect to a future 60/40 (Ero/VBM) joint venture; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks discussed in this press release and in the Company’s most recent Annual Information Form (“AIF”) under the heading “Risk Factors”. The risks discussed in this press release and in the AIF are not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the AIF under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations, the Tucumã Operation and the Furnas Copper-Gold Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates, interest rates and tariff rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all reserve and resource estimates included in this press release and the documents incorporated by reference herein have been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this press release and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

Figures accompanying this announcement are available at:

https://www.globenewswire.com/NewsRoom/AttachmentNg/51ba0ad7-93b5-4851-bd6c-ade5d7f6314b

https://www.globenewswire.com/NewsRoom/AttachmentNg/5b871a07-83de-44fc-a9f8-a76ae4cb9450

https://www.globenewswire.com/NewsRoom/AttachmentNg/18371b44-12e9-4f25-a93e-d1b3d7568bf3

https://www.globenewswire.com/NewsRoom/AttachmentNg/39fb7f95-54e2-45cc-a28e-e44d8ff6147e

https://www.globenewswire.com/NewsRoom/AttachmentNg/fff2497c-fa62-4c66-a3c6-ff8ae61234e0

https://www.globenewswire.com/NewsRoom/AttachmentNg/ababcabb-0cd1-48dd-9383-d75b80e7b460

https://www.globenewswire.com/NewsRoom/AttachmentNg/26b79fa2-f33b-4b2d-a517-9399309cfc4b

https://www.globenewswire.com/NewsRoom/AttachmentNg/56507d25-9b6a-4e9e-b402-5dd932f75364